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May 13, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Ruairi Regan and Brigitte Lippmann

Re:	Blue Ocean Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed April 26, 2024 File No. 001-41112

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Blue Ocean Acquisition Corp (the “Company”), in response to a comment letter (the “Comment Letter”) addressed to the Company, dated May 13, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement, filed on April 26, 2024 (the “Preliminary Proxy Statement”).

Set forth below is the Company’s response to the Comment Letter. For ease of reference, the comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company.

The Company respectfully requests that the Staff review the filed correspondence in advance of the Company filing its Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).

U.S. Securities and Exchange Commission

May 13, 2024

Preliminary Proxy Statement on Schedule 14A filed April 26, 2024

General

1.	COMMENT: Given your response to prior comment 1, please revise your proxy statement to disclose your plans to amend the Agreement and Plan of Merger to amend the conditions which will extend the Termination Date from June 7, 2024 to December 7, 2024.

RESPONSE: The Company respectfully acknowledges the Staff’s comment. The Company is hereby submitting marked pages set forth on Exhibit A hereto showing proposed changes to the Preliminary Proxy Statement to reflect the Company’s plans to amend the Agreement and Plan of Merger, dated June 6, 2023, to extend the termination date from June 7, 2024 to December 7, 2024.

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Should you wish to discuss the foregoing response at any time, please do not hesitate to contact me at (212) 839-5946 or at kterrero@sidley.com.

Very truly yours,

By:	/s/ Kenny S. Terrero
Kenny S. Terrero, Esq.

cc:	Richard Leggett – Blue Ocean Acquisition Corp.
Stuart D. Karle – Blue Ocean Acquisition Corp.
Sonia Gupta Barros – Sidley Austin LLP

U.S. Securities and Exchange Commission

May 13, 2024

Exhibit A

The disclosure regarding The News Lens Co., Ltd. and references to the Form 8-K filed on June 6, 2023 included in the Preliminary Proxy Statement will be revised in the Definitive Proxy Statement as follows:

The purpose of the Extension Amendment Proposal and, if necessary, the Adjournment Proposal, is to allow us additional time to complete an initial business combination and provide us with additional flexibility to extend on a month-to-month basis the date by which we must complete an initial business combination. On June 6, 2023, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The News Lens Co., Ltd., a Cayman Islands exempted company (“TNL”), and TNL Mediagene, a Cayman Islands exempted company and wholly owned subsidiary of TNL (“Merger Sub”). Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of TNL (the “Proposed Transaction”). For more information about the business combination with TNL, see our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2023. The Company and the other parties to the Merger Agreement are working towards satisfaction of the conditions to complete the Proposed Transaction, including the necessary filings with the SEC related to the Proposed Transaction, but have determined that there will not be sufficient time before June 7, 2024 (the “Merger Deadline”). The Company and TNL are working towards amending the conditions of the Merger Agreement to extend the Merger Deadline from June 7, 2024 to December 7, 2024. While we are using our best efforts to complete an initial business combination as soon as practicable, the Board believes that there will not be sufficient time before the Termination Date to complete an initial business combination. Accordingly, the Board believes that in order to be able to consummate an initial business combination, we will need to obtain the extension. Without the extension, the Board believes that there is significant risk that we will not, despite our best efforts, be able to complete an initial business combination on or before the Termination Date. If that were to occur, we would be precluded from completing an initial business combination and would be forced to liquidate even if our shareholders are otherwise in favor of consummating an initial business combination.